August 19, 2021

TSX Venture Exchange

Dear Sirs / Mesdames:

Re: Zen Graphene Solutions Ltd.

We refer to the Information Circular (the "Circular") of Zen Graphene Solutions Ltd. (the "Company") dated August 19, 2021 relating in part to a change of business of the Company.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Circular, of our report dated July 26, 2021 to the shareholders of the Company on the following financial statements:

Statements of financial position as at March 31, 2021 and 2020;

Statements of loss and comprehensive loss, changes in equity and cash flows for the years ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Circular as these terms are described in the CPA Canada Handbook - Assurance.

This letter is provided solely for the purpose of assisting the stock exchange(s) to which it is addressed in discharging its responsibilities and should not be used for any other purpose.

Yours very truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

251 Consumers Road, Suite 800
Toronto, Ontario

M2J 4R3

mcgovernhurley.com

t. 416-496-1234